A talent marketplace & career networking platform for life sciences



biobuzz.io Baltimore MD in ▶ f   Technology   Marketplace   B2C   AI   Science & R&D

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John Troyer ✓

Syndicate Lead

A seasoned biotech veteran with significant experience in the maturation of founder led companies to get...

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I am investing in BioBuzz because my experience in the start-up environment has taught me that there is a significant need for founder-led and small companies to access industry expertise during critical development periods. This need can be technical in nature but may also be during crucial fund raising periods.

Lean running companies cannot afford the expense to find optimal expertise or take the risk of hiring the wrong talent which can create a "Valley of Death" for young companies when they need assistance the most.

That is why I am excited about the BioBuzz platform as it offers a unique gateway between companies and experienced technical talent and seasoned executives to staff-up during critical growth opportunities to maximize success.

Invested $10,000 this round

Highlights

1. We're poised to disrupt the life science staffing market that is $3.8B in US and growing.

2. A wide range of companies from Fortune 200 to startups already use BioBuzz to hire top talent.

3. Our community of 30k+ already trusts BioBuzz to guide their careers & enterprises.

4. We've expanded to three markets this year & are poised to scale nationally to the top 25 markets.

5. Bootstrapped company with proven customer acquisition & revenue models - ready to scale!

6. Founder has 20 years of experience in running both life science recruitment firms & SaaS startups.

Our Team

Chris Frew CEO, co-Founder

18 years as a leader in the recruiting industry. Led a national life science staffing business from $0 to $20M+. Helped launch an online community SaaS startup, now building BioBuzz Networks to address the future of work in life sciences.

Adam Van Bavel Head of Sales, co-Founder

Adam Van Bavel is a doer and a master community builder. Some accolades: 4-time Baltimore City Paper "Best Do-Gooder," Baltimore Magazine "40Under40," Ulman Cancer Fund "Game Changer," Professional Builder "40Under40," and United Way "Philanthropic 5."

Rick Faint CFO

Reformed lawyer with leading positions in start-ups resulting in 6 exits, including 2 IPOs over the last 40 years.

Cat Thoreson Head of Marketing

Passion. It's what makes her tick. A Baltimore native, former Division-I lacrosse athlete (Hofstra '09), and entrepreneur, she's built and led countless teams, scaled numerous programs and brands, and driven growth and impact in everything she touches.

driven growth and impact in everything she touches.



Laura Frew Employer Success

Laura brings four years of life science recruitment and client management to the job and has developed a superpower of always delivering exceptional client success!

Why BioBuzz?


GROW YOUR NETWORK
& Your Career
Where Biotech Communities Thrive

The Future of Work in Life Sciences

We've been building life science communities for [14 years](#) because we believe in the power of personal networks to unlock your career potential.

For our next chapter, we're building upon the success of our community to help solve today's greatest challenges in hiring and career development.

There is a better, more equitable way to connect talent with opportunity ... and we're building it.

The BioBuzz Talent Lab


Community Platform
B
BioBuzz
Talent Marketplace

BioBuzz is developing the a fully integrated community & hiring platform for the life sciences.

- On-demand hiring through a two-sided talent marketplace
- Validated skills & vetted talent
- Matchmaking utilizing predictive AI
- Integrated community platform
- Career resources for learning and development
- Cultivated resources around regional biotech hubs to harness the uniqueness of each market

The Current Model is Broken


CALL ME!
BLOCKBUSTER
VIDEO

The current model for hiring is broken. And we would know. Our founder has spent nearly 20 years in the life science staffing and recruiting industry. We also hear the challenges that our 50+ clients face each and every time they need to hire.

Not unlike floppy disks, pagers, and Blockbuster… it's time to move on and adopt a better way to hire in life sciences. BioBuzz is ready to deliver the Netflix experience to life science careers.

Delivering Better Outcomes


TALENT PROFILES
• Skills
• Experience
• Assessment
Talent Marketplace
OPPORTUNTIES
• Full-time
• Contract
• Projects & gigs
• Consulting
• Fractional executives


TALENT MARKETPLACE = BETTER OUTCOMES
For Jobseekers,
• Better access to jobs
• Career mobility & flexibility
• Upskilling & reskilling
• Gain experience
For Industry,
• More efficient labor market
• Workforce development
• Stronger regional ecosystem
For Employers,
• A flexible, agile workforce
• Lower recruiting costs
• Greater access to talent

BioBuzz has already built a community of tens of thousands of life science professionals and employers who we connect through our regionally-focused programming, recruitment events, training, and digital media.

With the launch of the Talent Lab we will be able to connect all employers and professionals directly with less friction and better outcomes.


TALENT LAB
A New Way To Hire in Life Sciences
ACCESS NEW POOLS OF PREQUALIFIED DIVERSE TALENT
TALENT LAB
GET HIRED
LET'S HIRE
GET STARTED
How It Works
The Future of Work & Hiring is Here
MATCHING SKILLS AND PASSION WITH OPPORTUNITY

Layering on top of BioBuzz's existing community platform, BioBuzz's Talent Lab will deliver a truly personalized career and hiring experience that delivers continuous engagement between employers and candidates across biotech hubs.

Jobseekers will get access to a personalized career network; with tailored resources, news, events, connections, and jobs delivered directly to you.

Employers (large and small) will be able to achieve greater workforce flexibility, and the ability to hire faster, at a lower cost, all while accessing a broader, more diverse talent pool backed by real skills data.

Our Community is Our Secret Sauce.



BioBuzz's growth story has written itself because we've remained community-focused, community-forward, and community-driven, with:

- A growing community of 30k+
- A national audience of 400k+
- An annual client roster of 50+
- AND year-over-year revenue growth operating in 3 of the top 10 US life science markets: BioHealth Capital Region (DC/MD/VA), Greater Philadelphia (PA/NJ/DE), Research Triangle Park (NC)

Our foundation is firm and we are primed for this next stage of growth. And we're bringing our community along with us.

The Opportunity is Limitless.


THE MARKET IS BUZZIN'
$3.2B
TOP 30 LIFE SCIENCES STAFFING FIRMS IN US
$16.5B
MARKET OF US ONLINE RECRUITMENT SITES
92%
US COMPANIES HIRING CONTINGENT WORKERS
74%
INVESTING IN TALENT COMMUNITIES & PIPELINING

The world is evolving at an unprecedented pace and work is no exception.

The Work Tech product category is forecasted to approach $1 Trillion by 2026 with Hiring platforms expected to reach [$244 billion].

Platforms like Upwork, Fiverr, TopTal, MarketHire Incredible Health have built successful talent marketplaces for other fields. **It's time that we bring this model into the life sciences.**

Greater Value Over Traditional Methods


VALUE
TALENT
RECRUITING
JOB

	LAB	FIRMS	BOARDS
Time to Hire	0-3 weeks	1-4 months	1-4 months
Direct Sourcing	Yes	No	Sometimes
Skills Verification	Yes	Moderate	No
Access to Broad & Diverse Candidate Pool	Yes	No	No
Improves Talent Mobility & WFD	Yes	No	No
Supports Bias Prevention	Yes	No	No
Pre-Screened Candidates	Yes	Yes	No
Data-Driven Matching & Recommendations	Yes	No	Yes
Recruitment Marketing & Pipelining	Yes	No	No
Cost	Moderate	High	Low

Similar models have shown to create greater value than traditional methods. Our expectation is that the Talent Lab will be able to deliver improved efficiency and cost reduction for our clients.

We have a clear path to new customers by selling into the thousands of existing staffing buyers and offering a better, cheaper alternative to traditional life sciences staffing, recruiting and job board services.

As an online recruitment platform, we've positioned BioBuzz with a clear product-market fit to sell into **the top budgeted purchase categories** for Talent Acquisitions departments.


POISED FOR RAPID GROWTH
$40M
PROJECTED REVENUE
5 YEARS/25 MARKETS
B
BioBuzz
Talent
TALENT MARKETPLACE
Community
SUBSCRIPTIONS
Advertising
PREMIUM VISIBILITY

See the attachment at the bottom for more info about the $40M revenue projection. Forward-looking projections are not guaranteed.

How We Make Money:

- Employers pay a subscription to access our talent marketplace platform.
- Employers can also pay a premium for additional advertising or recruitment marketing features.
- Employers can hire and payroll contractors directly from the platform at a lower cost than staffing firms.
- Jobseekers pay membership subscriptions to access premium career resources like coaches, resume writing, training, etc.

Building On Our Proven Success:

We've spent the last 14 years proving our model and are ready to scale! Our traction to date, includes:

- A well-established brand and community
- Paying customers & validated revenue streams
- Proof of concept for the talent marketplace through recruiting events, target marketing and matchmaking.
- Executed successful candidate acquisition & assessment campaigns
- Piloted new market expansion
- Created a continuous feedback loop of customer discovery

Our Clients [And Our Community] Love Us:

Creating exceptional client experiences, or what we like to call - the honey, is a core principle of BioBuzz.


"BioBuzz really gets what makes AGT a special place to work and has helped us to share that story to attract new employees to our mission."
- Jeff Galvin, CEO, American Gene Technologies



"I think it's important to have a regional focus for your brand. **We partner with BioBuzz and it's been great** to get the word out to the specific biotech community."

- Sr. Dir. Global Head of TA, Fortune 200 Biotech



"In my role as an HR leader I've needed to recruit some really hard to fill positions and **I've always reached out to BioBuzz because I get such great, qualified candidates.** They really know the market, the area, and what each individual employer needs."

- Karen Haslbeck, Head of HR



"I have found **BioBuzz to be an excellent and indispensable resource** for myself and the over 680 students enrolled in the certificate, masters and PhD programs."

- Nina Roa, Director, UMD School of Pharmacy

We have the right team to deliver!

A TEAM TO BEE-LIEVE IN

Success starts with US! And we are here to succeed.

CHRIS FREW — CHIEF ENGAGEMENT OFFICER, FOUNDER
CAT THORESON — HEAD OF MARKETING & COMMUNITY
ADAM VAN BAVEL — BUSINESS DEVELOPMENT, CO-FOUNDER
LAURA FREW — EMPLOYER SUCCESS
RICK FAINT — CHIEF FINANCIAL OFFICER

That includes our amazing **_BioBuzz Community Ambassadors_**, **_Board of Buzz_**, and our **_Industry Advisory Board_** who will be helping to ensure we're delivering the right product to meet industry's needs.

Don't Just Be A Member, Be An Owner.

An investment in BioBuzz *is* an investment in your career.



JOIN US IN REVOLUTIONIZING THE
FUTURE OF WORK
IN LIFE SCIENCES.

The Perks:

All investors will receive:

- An invite to our investor-only BioBuzz community.
- Inclusion on our "Meet Our Investors" landing page and subsequent shout-outs.
- An exclusive 'Investor' Badge on your BioBuzz community profile.
- One-time, 20% off code to our BioBuzz apparel shop outfitted by NOVUS (good through 12/31/2024).

*Those investing above $25,000 will receive the greater of a 30% discount, or a $5,000 rebate, on a one-time purchase of BioBuzz services or products (good through 12/31/2025). For every $10,000 invested above $25,000, investors will receive an additional 10% discount or $1,500 rebate added; up to a maximum of a 50% total discount or $10,000 rebate.

Valuation and Market Insights:

We want you to feel confident in the valuation we are offering for BioBuzz Networks. We believe that this is an accurate value based on our long history and established brand, our existing record of sales and customer success, the market size and niche, as well as other similar comps in the market.

The hiring technology we're building is based on other talent marketplace platforms which have proven to be successful in other industries, but have not yet been applied to life sciences.

Companies such as **UpWork**, **Fiverr**, Freelancer.com, Toptal, **MarketerHire**, **TaskRabbit** and others have paved the way in this market & give us great confidence in our strategy. BuiltIn is another relevant comparable that began similar to BioBuzz (**Read their story**). They operate both as a media site and a hiring platform, but they focus almost exclusively on startups in the Tech industry.

Grandview Research reported that the global freelance platforms market size was valued at USD 4.39 billion in 2022 and is expected to grow at a

size was valued at USD [illegible] billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 16.5% from 2023 to 2030.

Our goal is to build BioBuzz into the dominant community and hiring platform across the top 25 major US life science hubs over the next 5-10 years, and position the company for a 15-20X exit through IPO or acquisition.

If you have any questions or would like to get involved in any other ways, please feel free to reach out to us.

Together, let's keep the life science talent market buzzin'!

A Note From Our Founder:



I want to thank you for bee-lieving in BioBuzz and in our mission.

BioBuzz started 14 years ago with what I thought would be just a networking event to help recently laid-off job seekers build their networks and connect with employers. Fast forward to today and we have become a vibrant community that is strengthening the life science workforce and building more connected regional biotech ecosystems.

In addition to leading BioBuzz, I have spent nearly two decades running life science recruiting businesses, working with hundreds of employers to hire top talent, and helping thousands of people get new jobs. I honestly feel that my entire career has prepared me for this important mission that we are out to achieve at BioBuzz.

With your support, I'm ready to take everything that I've learned to drive this mission forward with a passionate pursuit of seeing our vision become reality - BioBuzz will become the premier community and talent platform for the life science industry!

The basic truth that we all realize is, community matters... especially in life sciences where it takes a village of diverse people, companies, and ideas to advance medical innovation.

That's why BioBuzz matters.

We matter to those who rely on us to help grow their networks and careers. We matter to the employers who rely on us to tell their story and match them with niche talent. We matter for all of the service providers and consultants in our community who look to BioBuzz to build awareness for them and their solutions so they can help companies to innovate and succeed. And we matter to the biotech hubs who are stronger because of the buzz we create.

Most importantly - we matter for the patients who we are all ultimately working for.

Thank you for being part of our community and joining us on this mission!

Chris

Downloads



BioBuzz Revenue Assumptions.pdf